UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number     001-32395

CONOCOPHILLIPS SAVINGS PLAN

(Full title of the Plan)

ConocoPhillips

(Name of issuer of securities)

600 North Dairy Ashford
Houston, Texas	77079
(Address of principal executive office)	(Zip code)

FINANCIAL STATEMENTS AND EXHIBITS

(a)	Financial Statements

Financial statements of the ConocoPhillips Savings Plan, filed as part of this annual report, are listed in the accompanying index.

(b)	Exhibits

Exhibit 23     Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the ConocoPhillips Company Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONOCOPHILLIPS COMPANY BENEFITS COMMITTEE

/s/ Lynn A. Tramel
Lynn A. Tramel, Chair ConocoPhillips Company Benefits Committee

June 21, 2016

Index To Financial Statements And Schedule	ConocoPhillips Savings Plan

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2015 and 2014	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2015	5

Notes to Financial Statements	6

Supplemental Schedule

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2015	15

Exhibit Index	19

Report of Independent Registered Public Accounting Firm

The ConocoPhillips Company Benefits Committee

ConocoPhillips Savings Plan

We have audited the accompanying statements of net assets available for benefits of ConocoPhillips Savings Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of ConocoPhillips Savings Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets held at end of year as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of ConocoPhillips Savings Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Tulsa, Oklahoma

June 21, 2016

Statements of Net Assets Available for Benefits	ConocoPhillips Savings Plan

	Thousands of Dollars
At December 31	2015	2014

Assets
Receivables:
Company contributions receivables	1,220	1,605
Notes receivable from participants	40,032	43,044

Total receivables	41,252	44,649

Investments, at fair value	5,375,552	6,157,297
Plan interest in Stable Value Fund Master Trust	1,463,159	1,528,575

Net assets available for benefits	$6,879,963	$7,730,521

See Notes to Financial Statements.

Statement of Changes In Net Assets Available for Benefits	ConocoPhillips Savings Plan

Year Ended December 31, 2015	Thousands of Dollars

Additions
Company matching contributions	$109,688
Active employee contributions	129,249
Rollovers	153,415

Total contributions	392,352

Investment income
Dividends and interest	191,272
Plan interest in Stable Value Fund Master Trust	32,375

Total investment income	223,647

Interest income on notes receivable from participants	1,362
Other additions	542

Total additions	617,903

Deductions
Distributions to participants or their beneficiaries	810,018
Net depreciation in fair value of investments	657,282
Administrative expenses	821
Other deductions	340

Total deductions	1,468,461

Net Decrease	(850,558)

Net assets available for benefits
Beginning of year	7,730,521

End of year	$6,879,963

See Notes to Financial Statements.

Notes To Financial Statements	ConocoPhillips Savings Plan

Note 1—Plan Description

The following description of the ConocoPhillips Savings Plan (Plan) is as of December 31, 2015, and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution, 401(k) profit sharing plan, which included an employee stock ownership plan (ESOP) component. The Vanguard Group, Inc. serves as record keeper. Vanguard Fiduciary Trust Company (Vanguard) serves as a trustee for the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility

Generally, active employees of ConocoPhillips Company (Company or COP) and its subsidiaries, wholly-owned subsidiaries of ConocoPhillips, on the direct U.S. dollar payroll are eligible to participate in the Plan.

Contributions

Most U.S. employees are eligible to participate in the Plan. Employees can deposit up to 75 percent of their eligible pay, subject to statutory limits, in the Plan to a variety of investment funds. Through 2015, employees who participated in the Plan and contributed 1 percent of their eligible pay received a 9 percent company cash match, subject to certain limitations. Starting in 2016, employees who participate in the Plan and contribute 1 percent of their eligible pay receive a 6 percent company cash match with a potential company discretionary cash contribution of up to 6 percent.

Active employees are eligible to make catch-up contributions to the Plan beginning in the year they attain the age of 50.

Plan assets are invested in a variety of investment funds; however, the DuPont Stock Fund, Chemours Stock Fund, ConocoPhillips Leveraged Stock Fund, Phillips 66 Leveraged Stock Fund, and Phillips 66 Stock Fund are closed to new investment elections. Effective October 31, 2017, the DuPont Stock Fund and the Chemours Stock Fund will be removed as investment options under the Plan. Investments in the Plan are participant-directed.

Participant Accounts

Each participant’s account is credited with the active employee contributions, Company contributions, Plan earnings and losses, and charged with an allocation of investment and administrative expenses, as applicable. Allocations are based on participant earnings or account balances. Recordkeeping expenses are charged directly to each participant’s account on a quarterly basis. The benefit to which a participant is entitled is the balance in the participant’s vested account.

Vesting

Participants are immediately vested in all amounts credited to their accounts in all funds.

Voting Rights

As a beneficial owner of ConocoPhillips Stock, Plan participants and beneficiaries are entitled to direct the trustee to vote the ConocoPhillips Stock attributable to their accounts.

Diversification

Generally, participants may make unlimited exchanges out of any investment fund in any dollar amount, whole percentages, or shares of their account to another investment fund subject to the exchange rules of the Plan. In addition, using selected investment percentages, a participant may request a reallocation of both the existing account and future contribution allocations or a rebalancing of the participant’s existing account.

Share Accounting Method for ConocoPhillips Stock

Any shares purchased or sold for the Plan on any business day are valued at the Participant Transaction Price, as defined by the Plan, which is calculated using a weighted-average price of the ConocoPhillips Stock traded on that business day and any carryover impact as described in the Plan.

Distributions

Total distributions from participant accounts can be made upon the occurrence of specified events, including the attainment of the age of 59 1⁄2, death, disability, or termination of employment. Partial distributions are permitted in cases of specified financial hardship.

Installment Payments

A terminated employee or a beneficiary who is the surviving spouse of a participant is eligible to elect a distribution based on a fixed dollar amount or life expectancy installment payments.

Dividend Pass Through

A participant can make an election to receive cash dividends from the ConocoPhillips Stock Fund and the ConocoPhillips Leveraged Stock Fund on a portion of that participant’s account invested in ConocoPhillips Stock. The distribution of these dividends is made on each dividend payment date.

Forms of Payment

Generally, distributions from participant accounts invested in ConocoPhillips Stock, Phillips 66 Stock, DuPont Stock, and Chemours Stock can be made in cash, stock, or a combination of both. Distributions from all other funds in the Plan are made in cash. An election to make an eligible rollover distribution is also available.

Participant Loans

Active employee participants can request a loan from their account in the Plan. The minimum loan is $1,000. Generally, the maximum loan is the lesser of $50,000 or one-half of the vested value of the participant’s account. For those eligible for loans, three outstanding loans are available at any one time, one of which can be a home loan. The maximum term of a home loan is 238 months, and the maximum term of a general purpose loan is 58 months.

Trust Agreements

The trust agreement with Vanguard provides for the administration of certain assets in the Plan.

Additionally, the Stable Value Fund (SVF) is managed under the Stable Value Fund Master Trust Agreement. The assets in this fund include stable value investment contracts and short-term investments. The trustee is State Street Bank and Trust Company. Underlying the stable value investment contracts are units of common collective trust (CCT) funds and a pooled separate account (PSA).

Administration

The Plan is administered by the ConocoPhillips Company Benefits Committee (Committee). Members of the Committee are appointed by the Board of Directors of the Company and serve without compensation, but are reimbursed by the Company for necessary expenditures incurred in the discharge of their duties. Administrative expenses of the Plan are paid from assets of the Plan to the extent allowable by law, unless paid by the Company.

Note 2—Significant Accounting Policies

Basis of Presentation

The Plan’s financial statements are presented on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (GAAP). Distributions to participants or their beneficiaries are recorded when paid.

Notes Receivable From Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

New Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ASU 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification (ASC) 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented. Early application is permitted. Plan management is currently evaluating the impact of the adoption of this ASU.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I of the ASU eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II of the ASU eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III of the ASU is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015. Parts I and II are to be applied retrospectively. Management has elected to adopt Parts I and II early.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Note 3—Investments

Investment Valuation and Income Recognition

Investments held by the Plan (except the Stable Value Fund) are stated at fair value less costs to sell, if those costs are significant. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Common stock values are based on their quoted market prices. Mutual funds are valued using quoted market prices, which represent the net asset values of shares held by the Plan at year-end. In 2015, Vanguard Target Retirement Funds, which are mutual funds, were replaced with Vanguard Target Retirement Trusts, which are investments in CCTs. The fair value of each Vanguard Target Retirement Trust reflects the Trust’s proportionate interest in the underlying CCTs (see Note 9). These CCTs are valued at the net asset value (NAV) as determined by the issuer based on the fair value of the underlying investments. The assets in the SVF include investment contracts and a short-term investment fund (STIF). The SVF invests in fully benefit-responsive investment contracts. These investment contracts are recorded at contract value (see Note 9). Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses. The investment contracts are backed by units of CCTs and a PSA. The STIF is valued at amortized cost, which approximates fair value. (See Note 9 for more detail on the SVF.)

Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Investment securities are exposed to various risks, including interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 4—Fair Value Measurements

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value.

	Thousands of Dollars
	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total

Mutual Funds	$2,477,319	—	—	$2,477,319
Common Collective Trusts	—	695,425	—	695,425
Common Stock	2,202,808	—	—	2,202,808

Total investments, at fair value	$4,680,127	$695,425	$—	$5,375,552

	Thousands of Dollars
	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total

Mutual Funds	$3,223,794	$—	$—	$3,223,794
Common Stock	2,933,503	—	—	2,933,503

Total investments, at fair value	$6,157,297	$—	$—	$6,157,297

Common collective trusts are comprised of Vanguard Target Retirement Trusts.

Note 5—Employee Stock Ownership Plan

All ConocoPhillips Stock held by the Plan is considered part of the ESOP. This includes the ConocoPhillips Stock Fund and the ConocoPhillips Leveraged Stock Fund. The ConocoPhillips Stock Fund contains shares of ConocoPhillips Stock purchased with active employee contributions, Company contributions, dividends reinvested in participant accounts, and shares allocated to participant accounts as a result of allocations other than those purchased with the proceeds of acquisition loans. The ConocoPhillips Leveraged Stock Fund primarily contains shares of ConocoPhillips Stock that were purchased with the proceeds of acquisition loans and allocated to participant accounts as a result of allocations. Participants may direct that all of these contributions be exchanged from the ConocoPhillips Stock Fund and the ConocoPhillips Leveraged Stock Fund into other investment funds at any time.

Note 6—Tax Status

The Plan received a determination letter from the Internal Revenue Service (IRS) dated September 13, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan has been amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee believes the Plan, as amended, is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Committee has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Committee believes it is no longer subject to income tax examinations for years prior to 2012.

Note 7—Party-in-Interest Transactions

Certain of the Plan’s assets are invested in ConocoPhillips Stock. Because ConocoPhillips is the ultimate parent of the Company, transactions involving ConocoPhillips Stock qualify as party-in-interest transactions. In addition, certain investments of the Plan are in shares of mutual funds and CCTs managed by Vanguard. Because Vanguard is the Plan’s trustee, these transactions also qualify as party-in-interest transactions. All of these types of transactions are exempt from the prohibited transaction rules.

Note 8—Plan Termination

In the event of termination of the Plan, participants and beneficiaries of deceased participants would be vested with respect to, and would receive, within a reasonable time, any funds in the participants’ accounts as of the date of the termination.

Note 9—Stable Value Fund and Vanguard Target Retirement Trusts

Stable Value Fund

At December 31, 2015 and 2014, one investment option of the Plan, the SVF, was held in a master trust.

The Plan’s share of SVF Master Trust net assets was 100% as of December 31, 2015 and 2014. The SVF consists of a STIF and synthetic investment contracts (SYNs). The STIF seeks to provide safety of principal and daily liquidity by investing in high-quality money market instruments that include, but are not limited to, certificates of deposit, repurchase agreements, commercial paper, bank notes, time deposits, corporate debt, and U.S. Treasury and agency debt. While the intent of this fund is to allow daily withdrawals on each business day when the Federal Reserve’s wire system is open, the trustee of the fund may suspend withdrawal rights at its sole discretion in certain situations such as a breakdown in the means of communication normally employed in determining the value of the investments of the fund or a state of affairs in which the disposition of the assets of the fund would not be reasonably practicable or would be seriously prejudicial to the fund participants. In a SYN contract structure, the underlying investments are owned by the SVF Master Trust and held in trust for Plan participants. The underlying investments of the SYNs in the SVF Master Trust consist of CCTs and a PSA. The SVF Master Trust purchases a wrapper contract from an insurance company or bank to provide market and cash flow protection to the Plan. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed-income investments, typically over the duration of the investment, through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.

The SVF values as of December 31, 2015 and 2014 were as follows:

	Thousands of Dollars
December 31	2015	2014
Short-term investment fund	$58,901	$18,607
Fully benefit-responsive investment contracts at contract value	1,404,258	1,509,968

Net assets available for benefits	$1,463,159	$1,528,575

The significant components of the changes in net assets relating to the SVF are as follows:

Thousands of Dollars
Year Ended December 31, 2015
Contributions	$80,239
Interest income, net	32,375
Interfund transfers in, net	13,438
Distributions	(190,300)
Participant loans	(1,052)
Other deductions	(116)

Net decrease	(65,416)
Beginning of year	1,528,575

End of year	$1,463,159

Certain events might limit the ability of the Plan to transact at contract value with the contract issuers. These events include, but are not limited to, termination of the Plan or SVF, a material adverse change to the provisions of the Plan, a decision by the administrators of the Plan to withdraw from or terminate an investment contract without securing a replacement contract, and in the event of a spin-off or sale of a division if the terms of a successor plan do not meet the investment contract issuer’s underwriting criteria for issuance of a clone investment contract. However, the Committee does not anticipate that the events described above are probable of occurring in the foreseeable future.

Examples of events that would permit a contract issuer to terminate an investment contract upon short notice include the Plan’s loss of its qualified tax status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these occurred, the investment contract issuer could terminate the investment contract at fair value. The Committee does not anticipate that any of these events are probable of occurrence.

The following tables set forth by level, within the fair value hierarchy, the SVF Master Trust’s investment assets at fair value.

	Thousands of Dollars
	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total

Short-term investment fund	—	58,901	—	58,901

Total SVF Master Trust investment assets at fair value	$—	$58,901	$—	$58,901

	Thousands of Dollars
	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total

Short-term investment fund	—	18,607	—	18,607

Total SVF Master Trust investment assets at fair value	$—	$18,607	$—	$18,607

Vanguard Target Retirement Trusts

In 2015, Vanguard Target Retirement Funds, which are mutual funds, were replaced with Vanguard Target Retirement Trusts, which are CCTs. The fair value of each Vanguard Target Retirement Trust reflects the Trust’s proportionate interest in the underlying CCTs. These CCTs are valued at net asset value (NAV) as determined by the issuer based on the fair value of the underlying investments. The Vanguard Target Retirement Trusts are highly diversified funds whose objective is to offer an appropriate balance of risk and return at every stage of retirement investing. The year in the trust name refers to the approximate year (the target date) when an investor in the trust would retire and leave the workforce. Each trust automatically rebalances and adjusts its asset mix over time, gradually shifting to become more conservative as the trust approaches its target retirement date.

The Trustee of the Vanguard Target Retirement Trusts, in its sole discretion, but upon consultation with the Plan, shall decide whether to honor a redemption request in cash, in kind, or a combination of both. The Trustee will use its best efforts to distribute proceeds to the redeeming Plan as soon as practicable; provided however, that (i) cash proceeds from the sale of securities liquidated to fund a withdrawal need not be paid until after the actual settlement date or dates of the sale of such securities; and (ii) the Trustee may suspend redemptions and/or postpone the payment of redemption proceeds at times when the New York Stock Exchange is closed or during other emergency circumstance.

Note 10—Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2015 and 2014, as reflected in these financial statements, to the amounts reflected in the Plan’s Form 5500:

	Thousands of Dollars
	2015	2014
Net assets available for benefits as reported in the financial statements	$6,879,963	$7,730,521
Adjustment from contract value to fair value for certain fully benefit-responsive investment contracts	—	49,336

Net assets available for benefits as reported in the Form 5500	$6,879,963	$7,779,857

The following is a reconciliation of net decreases for the year ended December 31, 2015, as reflected in these financial statements, to the net loss reflected in the Plan’s Form 5500:

Thousands of Dollars
Year Ended December 31, 2015
Net decrease as reported in the financial statements	$(850,558)
Reverse adjustment from contract value to fair value for certain fully benefit-responsive investment contracts at December 31, 2014	(49,336)

Net loss as reported in the Form 5500	$(899,894)

As discussed in Note 2, New Accounting Pronouncements, the Plan adopted ASU 2015-12 in the current year. As a result, the financial statements and the Form 5500 both presented the fund at contract value as of December 31, 2015.

Schedule H, Line 4i —	ConocoPhillips Savings Plan
Schedule of Assets (Held at End of Year)	EIN 73-0400345, Plan 022

At December 31, 2015

(a)(b)	(c)	Thousands of Dollars
Identity of issue borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost			(e) Current Value

* ConocoPhillips	5,723,633 shares,
	ConocoPhillips Leveraged Stock Fund	$	*	*	$267,236

* ConocoPhillips	23,734,263 shares,
	ConocoPhillips Stock Fund		*	*	1,108,153

* ConocoPhillips	722 shares,
	Dividend Pass ConocoPhillips Stock		*	*	1

Phillips 66	2,718,609 shares,
	Phillips 66 Leveraged Stock Fund		*	*	222,382

Phillips 66	6,689,344 shares,
	Phillips 66 Stock Fund		*	*	547,189

DuPont	854,563 shares,
	DuPont Stock Fund		*	*	56,914

Chemours	174,130 shares,
	Chemours Stock Fund		*	*	933

Fidelity	1,300,970 units, Fidelity
Investments	Low-Priced Stock Fund		*	*	62,069

PIMCO Funds	7,939,711 units, PIMCO Total
	Return Fund – Institutional Class		*	*	79,953

* The Vanguard	2,845,049 units, Vanguard
Group	Balanced Index Fund Inst		*	*	83,132

	5,462,197 units, Vanguard
	Infla-Protected Sec Inst		*	*	56,097

	917,148 units, Vanguard
	Explorer Fund Admiral		*	*	68,566

Schedule H, Line 4i —	ConocoPhillips Savings Plan
Schedule of Assets (Held at End of Year)	EIN 73-0400345, Plan 022

At December 31, 2015

(a)(b)	(c)	Thousands of Dollars
Identity of issue borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost		(e) Current Value

* The Vanguard	2,005,049 units, Vanguard
Group	Inst Index Fund	*	*	374,202

	1,123,487 units, Vanguard
	International Growth Fund	*	*	75,341

	170,079,502 units, Vanguard
	Prime MM Admiral	*	*	170,080

	2,242,267 units, Vanguard
	International Value Fund	*	*	69,712

	21,017,367 units, Vanguard
	Total Bond Mkt Inst	*	*	223,625

	3,533,572 units, Vanguard
	Mid-Cap Index Fund Ins	*	*	116,078

	1,448,395 units, Vanguard
	Total Int’l Stock Idx	*	*	140,407

	2,283,941 units, Vanguard
	PRIMECAP Fund	*	*	235,863

	2,583,075 units, Vanguard
	Small-Cap Growth Idx Ins	*	*	88,393

	2,648,473 units, Vanguard
	Small-Cap Value Idx Ins	*	*	62,848

	1,527,376 units, Vanguard Total
	Stock Market Idx Inst	*	*	145,498

	1,005,965 units, Vanguard
	Extended Mkt Index Inst	*	*	63,959

Schedule H, Line 4i —	ConocoPhillips Savings Plan
Schedule of Assets (Held at End of Year)	EIN 73-0400345, Plan 022

At December 31, 2015

(a)(b)	(c)	Thousands of Dollars
Identity of issue borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost		(e) Current Value

* The Vanguard	1,153,015 units, Vanguard
Group	Value Index Fund Inst	*	*	36,689

	1,306,750 units, Vanguard
	Growth Index Fund Ins	*	*	71,571

	2,454,316 units, Vanguard
	Wellington Fund	*	*	155,947

	1,636,763 units, Vanguard
	Windsor II Fund	*	*	97,289

	580,182 units, Vanguard
	Target Retirement 2010 Trust	*	*	22,505

	1,867,605 units, Vanguard
	Target Retirement 2015 Trust	*	*	76,142

	3,627,286 units, Vanguard
	Target Retirement 2020 Trust	*	*	153,362

	2,711,337 units, Vanguard
	Target Retirement 2025 Trust	*	*	117,536

	1,583,535 units, Vanguard
	Target Retirement 2030 Trust	*	*	70,388

	1,170,901 units, Vanguard
	Target Retirement 2035 Trust	*	*	53,288

	987,589 units, Vanguard
	Target Retirement 2040 Trust	*	*	45,488

	1,018,882 units, Vanguard
	Target Retirement 2045 Trust	*	*	46,930

Schedule H, Line 4i —	ConocoPhillips Savings Plan
Schedule of Assets (Held at End of Year)	EIN 73-0400345, Plan 022

At December 31, 2015

(a)(b)	(c)	Thousands of Dollars
Identity of issue borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost		(e) Current Value

* The Vanguard	35,891,104 units, Vanguard
Group	Target Retirement 2050 Trust	*	*	35,891

	362,127 units, Vanguard
	Target Retirement 2055 Trust	*	*	16,658

	105,803 units, Vanguard
	Target Retirement 2060 Trust	*	*	2,929

	1,469,776 units, Vanguard
	Target Retirement Income Trust	*	*	54,308

* Participants	Loans to Plan participants,
	Interest rates ranging from 3.25% to 9.5%	*	*	40,032

				$5,415,584

  * Party-in-interest

** Historical cost information is not required for participant-directed investments.

Exhibit Index	ConocoPhillips Savings Plan EIN 73-0400345, Plan 022

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm